UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 24, 2018

Commission File Number 001-35345

PACIFIC DRILLING S.A.

8-10, Avenue de la Gare

L-1610 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Background

As previously disclosed, on November 12, 2017, Pacific Drilling S.A. (the “Company”) and certain of its subsidiaries (collectively with the Company, the “Initial Debtors”) filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”), which are being jointly administered under the caption In re Pacific Drilling S.A., et al., Case No. 17-13193 (MEW).

On July 31, 2018, the Initial Debtors filed with the Bankruptcy Court the Initial Debtors’ Joint Chapter 11 Plan of Reorganization (as amended, the “Plan”) and the Disclosure Statement related thereto. Changes were subsequently made to the Plan, and on September 27, 2018, the Initial Debtors other than Pacific Drilling VIII Limited and Pacific Drilling Services, Inc. (collectively, the “Debtors”) filed a Modified Third Amended Joint Plan of Reorganization and related Modified Third Amended Disclosure Statement.

Plan Supplement

As contemplated by the Plan, on October 17, 2018 the Debtors filed with the Bankruptcy Court a Plan Supplement in Connection with the Debtors’ Joint Chapter 11 Plan of Reorganization for Certain of the Debtors, and on October 22, 2018, the Debtors filed with the Bankruptcy Court an Amended Plan Supplement in Connection with the Debtors’ Joint Chapter 11 Plan of Reorganization for Certain of the Debtors (as amended, the “Plan Supplement”). The Plan Supplement includes certain documents and drafts of certain documents (collectively, the “Documents”) related to the Plan.

The Documents filed with the Plan Supplement are:

(A)	the New First Lien Notes Indenture (as defined in the Plan), dated as of September 26, 2018 (filed on Form 6-K with the Securities and Exchange Commission (“SEC”) on September 28, 2018);

(B)	the New Second Lien PIK Toggle Notes Indenture (as defined in the Plan), dated as of September 26, 2018 (filed on Form 6-K with the SEC on September 28, 2018);

(C)

a draft of the New Intercreditor Agreement (as defined in the Plan) between Wilmington Trust, National Association, in its capacity as collateral agent for the first lien secured parties, and Wilmington Trust, National Association, in its capacity as collateral agent for the junior lien secured parties, and acknowledged and agreed to by the Company and the grantors named therein;

(D)	a draft of the Amended and Restated Articles of the Company;

(E)	information regarding the board of directors of the reorganized Company required by Bankruptcy Code Section 1129(a)(5);

(F)	a draft registration rights agreement;

(G)	a draft schedule of rejected executory contracts and unexpired leases; and

(H)	a description of the mechanics of the reverse stock split.

The Debtors reserve the right to amend the Documents before the effective date of the Company’s emergence from bankruptcy.

The information contained in the Plan, Disclosure Statement, Plan Supplement and this Form 6-K are for informational purposes only and do not constitute an offer to buy, nor a solicitation of an offer to sell, any securities of the Company, nor do they constitute a solicitation of consent from any persons with respect to the transactions contemplated hereby and thereby. While we expect that the transactions contemplated by the Plan will be completed, there can be no assurance that the Company will be successful in completing such transactions. You are urged to read the disclosure materials, including the Plan, Disclosure Statement and Plan Supplement, for additional important information regarding the transactions contemplated by the Plan.

The foregoing description of the Plan Supplement is only a summary, does not purport to be complete, and is qualified in its entirety by reference to the Plan Supplement in Connection with the Debtors’ Joint Chapter 11 Plan of Reorganization for Certain of the Debtors and the Amended Plan Supplement in Connection with the Debtors’ Joint Chapter 11 Plan of Reorganization for Certain of the Debtors, attached as Exhibits to this report on Form 6-K as Exhibit 99.1 and Exhibit 99.2, respectively, and incorporated herein by reference.

The information contained in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and regardless of any general incorporation language in such filings, except to the extent expressly set forth by specific reference in such a filing. The filing of this report on Form 6-K shall not be deemed an admission as to the materiality of any information herein.

Disclosure Regarding Forward-Looking Statements

Certain statements and information contained herein constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are generally identifiable by the use of words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “our ability to,” “may,” “plan,” “predict,” “project,” “potential,” “projected,” “should,” “will,” “would,” or other similar words, which are generally not historical in nature. The forward-looking statements speak only as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Our forward-looking statements express our current expectations or forecasts of possible future results or events, including our future financial and operational performance and cash balances; revenue efficiency levels; market outlook; forecasts of trends; future client contract opportunities; contract dayrates; business strategies and plans and objectives of management; estimated duration of client contracts; backlog; expected capital expenditures; projected costs and savings; the potential impact of our Chapter 11 proceedings on our future operations and ability to finance our business; our ability to complete the restructuring transactions contemplated by our Plan; projected costs and expenses in connection with our Plan; and our ability to emerge from our Chapter 11 proceedings and continue as a going concern.

Although we believe that the assumptions and expectations reflected in our forward-looking statements are reasonable and made in good faith, these statements are not guarantees, and actual future results may differ materially due to a variety of factors. These statements are subject to a number of risks and uncertainties and are based on a number of judgments and assumptions as of the date such statements are made about future events, many of which are beyond our control. Actual events and results may differ materially from those anticipated, estimated, projected or implied by us in such statements due to a variety of factors, including if one or more of these risks or uncertainties materialize, or if our underlying assumptions prove incorrect.

Important factors that could cause actual results to differ materially from our expectations include: the global oil and gas market and its impact on demand for our services; the offshore drilling market, including reduced capital expenditures by our clients; changes in worldwide oil and gas supply and demand; rig availability and supply and demand for high specification drillships and other drilling rigs competing with our fleet; costs related to stacking of rigs; our ability to enter into and negotiate favorable terms for new drilling contracts or extensions; our ability to successfully negotiate and consummate definitive contracts and satisfy other customary conditions with respect to letters of intent and letters of award that we receive for our drillships; our substantial level of indebtedness; possible cancellation, renegotiation, termination or suspension of drilling contracts as a result of mechanical difficulties, performance, market changes or other reasons; our ability to execute our business plan and continue as a going concern in the long term; our ability to obtain Bankruptcy Court approval with respect to motions or other requests made to the Bankruptcy Court in our Chapter 11 proceedings, including maintaining strategic control as debtor in-possession; our ability to confirm and consummate our Plan in accordance with the terms of the Plan; risks attendant to the bankruptcy process including the effects of our Chapter 11 proceedings on our operations and agreements, including our relationships with employees, regulatory authorities, clients, suppliers, banks and other financing sources, insurance companies and other third parties; the effects of our Chapter 11 proceedings on our Company and on the interests of various constituents, including holders of our common shares and debt instruments; the potential adverse effects of our Chapter 11 proceedings on our liquidity, results of operations, or business prospects; the outcome of Bankruptcy Court rulings in our Chapter 11 proceedings as well as all other pending litigation and arbitration matters; the length of time that we will operate under Chapter 11 protection and the continued availability of operating capital during the pendency of the proceedings; risks associated with third-party motions in our Chapter 11 proceedings, which may interfere with our ability to timely confirm and consummate our Plan and restructuring generally; increased advisory costs including administrative and legal costs to complete our Plan and other litigation; the risk that our Plan may not be accepted or confirmed, in which case there can be no assurance that our Chapter 11 proceedings will continue rather than be converted to Chapter 7 liquidation cases or that any alternative plan of reorganization would be on terms as favorable to holders of claims and interests as the terms of our Plan; the cost, availability and access to capital and financial markets, including the ability to secure new financing after emerging from our Chapter 11 proceedings; and the other risk factors described in our 2017 Annual Report on Form 20-F and our Reports on Form 6-K. These documents are available through our website at www.pacificdrilling.com or through the SEC’s website at www.sec.gov.

Exhibits

The following exhibits are filed as part of this Form 6-K, each of which is incorporated herein by reference:

Exhibit	Description

99.1	Plan Supplement in Connection with the Debtors’ Joint Chapter 11 Plan of Reorganization for Certain of the Debtors, filed October 17, 2018

99.2	Amended Plan Supplement in Connection with the Debtors’ Joint Chapter 11 Plan of Reorganization for Certain of the Debtors, filed October 22, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Drilling S.A.
(Registrant)

Dated: October 24, 2018	By	/s/ Lisa Manget Buchanan
Lisa Manget Buchanan
SVP, General Counsel & Secretary